Exel plc
Ocean House
The Ring
Bracknell
Berkshire
RG12 1AN
United Kingdom

[redacted]ephone +44 1344 302000
simile +44 1344 710031

12 July 2002

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549
United States of America
Attention: Public Reference Room

Dear Sirs

Re: Exel plc (File No. 82-34655)
Furnishing of documents pursuant to Rule 12g3-2(b)(1)(iii)

Pursuant to the provisions of Rule 12g3-2(b)(1)(iii) under the US Securities Exchange Act of 1934, Exel plc hereby furnishes the following documents:

1. Annual Report & Accounts 2001
2. Annual Review 2001
3. Corporate Announcements in 2002:
   - Exel and Saab Automobile Announce 10 year supplier park contract in [illegible] - 7/1/02
   - Exel acquires Austrian air freight forwarder – 14/1/02
   - Exel reports a steady performance in 2001 – 11/3/02
   - Exel announces £600 million of new contract wins in 2001 – 11/3/02
   - Exel extends relationship with Selfridges – 11/3/02
   - Exel shows strong airfreight growth in Asia Pacific and Europe – 29/5/02
   - Exel's Cory Environmental subsidiary secures major waste management contract in London – 31/5/02
   - Directorate – 5/6/02
   - Exel announces renewal of Safeway business – 5/6/02
   - Notice of Interim Results – 5/6/02
   - Exel and Interbrew announce agreement to outsource logistics activities – 10/6/02
   - Exel maintains positive trading outlook for 2002 – 24/6/02

Yours faithfully

Doug Evans
Company Secretary

Douglas.evans@exel.com
Tel +44 (0)1344 744525
Fax +44 (0)1344 710034

7/29

cc: S Finley – Gibson, Dunn & Crutcher

EXEL AND SAAB AUTOMOBILE ANNOUNCE 10-YEAR SUPPLIER PARK CONTRACT IN SWEDEN

(London, 7 January, 2002) – Following Saab's award of its wheel assembly, warehousing and sequencing operation to Exel, a world leader in supply chain solutions, the automotive company has also awarded Exel a further 10-year logistics contract valued at around £12 million per annum.

The contract, operational from January 2002, is focused around an innovative supplier park in Trollhattan, Sweden. The new development will support the delivery of new and existing Saab models into growing global markets . Utilising Exel's proven supplier park experience and technology, the operation will receive, store, sequence and deliver into production complex parts on behalf of more than 20 of Saab's first-tier suppliers. Future plans include the development of suitable sub-assembly operations at the site.

Exel was awarded the business following a competitive tender. Key to winning the contract was Exel's solution set methodology, which has delivered successful solutions to customers on repeated occasions around the world. Not only does this methodology enable best practice to be transferred from operation to operation but also uses Exel's proprietary system, Glupex, which has been continually developed and applied to similar projects around the world since 1992.

Glupex receives and translates sequencing signals from the assembly plant, creates industry standard sequencing and container labels, distributes pick assignments to specific work areas and monitors the integrity of the broadcast and communications from the plant.

"We have selected Exel to manage this major project for several key reasons," explains Anders Svensson, Executive Purchasing Director of Saab. "The development of this new facility is an essential part of our inbound logistics strategy. Exel has one of the leading technology systems available. The combination of Exel's proven, global ability to implement and operate supplier parks and sequencing centres, together with an experienced team of people who have designed and managed these operations, to time, make us confident that Exel's global strength in automotive logistics will make this operation efficient and effective."

Xavier Soucheiron, Exel's Automotive Vice-president added, "This new contract with Saab not only continues to strengthen our ongoing partnership with General Motors worldwide, but also builds on our global success implementing supplier parks and sequencing centres on behalf of leading automotive manufacturers. We are delighted to have been awarded, what we believe to be the longest automotive contract of its kind and look forward to working together with Saab to create value for all involved."

-ends-

For further information contact:
John Dawson, Corporate Affairs +44 1344 744409

EXEL ACQUIRES AUSTRIAN AIR FREIGHT FORWARDER

(London, 14 January 2002) - Exel, the world leader in supply chain management, announced today that it has recently acquired 100% of All Cargo Logistics ("ACL"), a leading Austrian air freight forwarder. It is expected that the acquisition will be earnings enhancing, before goodwill amortisation, in 2002. Audited net assets at 31st December 2000 were £0.4m.

ACL operates through three sites in Vienna, Linz and Innsbruck and provides services to a wide range of industries including consumer products, foodstuffs and general manufacturers.

Exel has for a number of years operated in Austria through a local agent. As Exel's global coverage has grown there has been an increasing need to establish a stronger Exel presence in Austria to gain benefits from the growth in demand for longer, more integrated supply chains, and ACL helps fulfil this need.

Mick Fountain, Chief Executive of Exel's Technology and Global Freight Management division, commented: "ACL provides an excellent opportunity for Exel to strengthen its presence in the Austrian air-freight market. We have worked for a number of years with the high quality team at ACL and believe that, as part of the wider Exel business, they can leverage their strong customer relationships and accelerate Exel's growth in the region."

- ends -

For further information contact:

For Exel:

John Dawson, Corporate Affairs +44 1344 744409

The Maitland Consultancy:

Lydia Pretzlik +44 20 7379 5151

About Exel:

Exel is a global leader in supply chain management, providing customer focused solutions to a wide range of manufacturing and retail industries. Exel's comprehensive range of innovative logistics solutions encompasses the complete supply chain from design and consulting through freight forwarding, warehousing and distribution services to integrated information management and e-commerce support.

Exel, a UK listed company, has turnover of over £4.3 billion (US$6.6 billion) and employs more than 55,000 people in 1,300 locations in over 120 countries worldwide. Exel's customers include over two thirds of the world's largest quoted non-financial companies. More information is available at www.exel.com.

11 March 2002

Exel reports a steady performance in 2001

Delivers good turnover growth despite difficult markets

New business wins in 2001 over £600m p.a.

Year to 31 December	**2001 £m**	2000 £m	% Change
Turnover – continuing operations	**4,525**	4,312	4.9
Operating Profit – continuing operations [1]	**208.5**	214.5	(2.8)
Operating Profit – discontinued operations [1]	**(0.8)**	(8.2)	
Net interest	**(21.1)**	(15.7)	
Profit Before Tax[1]	**186.6**	190.6	(2.1)
Basic Earnings Per Share[1]	**41.4p**	41.2p	0.5
Dividend Per Share	**21.3p**	20.7p	2.9

[1] before goodwill and exceptional items

Highlights

- Good progress in contract logistics in Americas and Asia Pacific
- Outperformed difficult freight management markets to deliver sound results
- Strong new business performance with gains of over £600m p.a.
- Strong free cash flow through continued focus on cash management
- Positive start to 2002: early trading ahead of last year despite subdued markets

John Allan, Chief Executive of Exel, commented:

"2001 saw Exel prove the value of its robust business model by overcoming difficult underlying markets in freight management and the technology and automotive sectors, and achieving a strong rate of new contract wins. Our performance in Asia Pacific and in the Americas was particularly strong given underlying conditions.

We have made a positive start to 2002, despite few clear signs of recovery in our underlying markets. Trading is in line with our expectations and ahead of the same period last year. Our businesses continue to develop new ways of creating value for our customers, and this, combined with our recent contract gains and strong new business pipeline, gives us confidence, at this early stage in the year, that the Group should deliver growth in line with market expectations."

For further information please contact:

Exel plc

John Allan, Chief Executive — On 11 March: +44 20 7678 0152

John Coghlan, Deputy CEO and Group Finance Director — Generally: +44 1344 744409

John Dawson, Director of Corporate Affairs

The Maitland Consultancy

Lydia Pretzlik / Martin Leeburn — +44 20 7379 5151

Presentation of Results

The presentation of results will be held at 9:00am at ABN Amro, 250 Bishopsgate, London.

Conference call for Analysts, Institutions and other Interested Parties

John Coghlan and John Dawson will be hosting a conference call from 2:30pm UK time for further questions concerning the results. The contact number for the call from the UK is 0845 2003471 and +44 1452 542300 from outside the UK. Please ask to be connected to the 'Exel Prelims Call'. Once prepared, a transcription of the call will be posted to www.exel.com.

Despite difficult markets for some of Exel's activities, 2001 saw the Group make progress by developing its contract logistics operations and by outperforming underlying weak markets in airfreight, particularly in Asia. In addition, Exel had to absorb the effects of the tragic events of 11 September, which caused significant disruption to global airfreight movements and impacted group profits by an estimated £5m.

Strong new business wins and sustained progress in generating increased revenues from combined services should help position the Group well for the future. A number of acquisitions and a business disposal further refined the portfolio, adding key capabilities and removing non-core operations.

Exel's logistics activities remain the core area of development. The Group made substantial further progress in implementing its strategy, built around the three core principles of customer focus, global coverage and integrated capability. This strategy has continued to deliver significant competitive advantage. Exel's integrated supply chain proposition has been a key element in securing new business in 2001 and the Group continues to develop innovative supply chain solutions that add value to its existing services and create greater efficiencies for its customers.

Group Performance

On continuing operations, turnover was up 5% at £4,525m (2000: £4,312m), but slightly down on an organic basis (adjusting for movements in exchange rates, acquisitions and disposals). Operating profit reduced by 3% to £208.5m (2000: £214.5m), down 7% on an organic basis.

Total contract logistics turnover increased by 9% to £2,324m, up 4% on an organic basis, as the Group continued to win new business across all geographies. Overall contract logistics operating profit increased by 0.2%. However, on an organic basis the decrease was 6%. Margins generally improved, other than within the UK, which was particularly adversely affected by the downturn in the technology and automotive sectors.

Total freight management turnover was up 1% to £2,099m, but down 5% on an organic basis, driven by a fall in total airweight of 3% worldwide. This was due principally to lower activity and volumes from multi-national companies, particularly in the technology sector. In contrast, Exel's seafreight revenues were up 8%. Group freight management margins were lower year on year, particularly in Europe and

Americas, offset by an improvement in Asia Pacific arising from more efficient consolidation and good cost control. Consequently, group freight management profit, including the £5m estimated impact of the events on 11 September, decreased by 10% to £57.3m, down 13% on an organic basis.

Environmental turnover increased by 2% to £103m (2000: £101m). Operating profit was down slightly at £14.7m (2000: £15.4m). The business made significant strategic progress in securing further growth opportunities.

A more detailed analysis of performance is included in Appendix A, the review of operations.

Profit Before Tax and Earnings Per Share

Net interest increased by £5.4m to £21.1m (2000: £15.7m), principally reflecting acquisition expenditure. Profit before tax, goodwill and exceptional items was £186.6m (2000: £190.6m) and earnings per share on the same basis was 41.4p (2000: 41.2p). Basic earnings per share was 22.9p, up 17.0p from 2000. The effective tax rate for 2001 improved to 30.5% (2000: 31.5%).

Cash Flow

Free cash flow was £140.3m (2000: £62.2m), reflecting the strong overall performance in working capital management and lower investment in capital expenditure, due in part to phasing of spend between 2001 and 2002. The year on year improvement in free cash flow was also helped by the significant reduction in reorganisation costs.

Improvements in working capital contributed an inflow of £27.9m. Capital expenditure of £123.6m was £23.0m lower than prior year (2000: £146.6m), representing 128% of the depreciation charge (2000: 151%). After proceeds from the sale of fixed assets, net capital expenditure was £66.0m (2000: £76.0m).

Net cash outflow before financing activities was £25.5m which was after expenditure of £116.7m on acquisitions. This contributed to net debt increasing by £43.9m to £219.8m at the year end (2000: £175.9m). Balance Sheet gearing at the end of the year was 26.1% (2000: 21.5%) and interest cover remained strong at 10 times (2000: 13 times).

Dividend

The Board is recommending a final dividend of 14.3p per share, making a total dividend of 21.3p, an increase of 2.9% over the previous year. The dividend, if approved, will be paid on 14 May 2002 to shareholders on the register on 19 April 2002.

Exceptional Items and Profit Before Tax (FRS3 basis)

Total exceptional items amounted to a net charge of £38.0m (2000: £90.9m charge). The profit on disposal of fixed assets was £8.6m (2000: £29.4m, which included £25.9m share of joint venture profit on the disposal of Paddington land and buildings).

In October 2001, the Group reached a successful conclusion to its closing balance sheet dispute with the purchaser of the Allied Pickfords business (sold in 1999) and further proceeds of £12.3m have been received. At the same time, the Group has taken the opportunity to write off £10.7m against the carrying value of its investment in Allied Worldwide (the company formed by the merger of Allied Pickfords with North American Van Lines in the US), thus leaving a net credit of £1.6m.

In December 2001, the Group announced the resolution for its loss making, shared user network food business in Germany. The frozen food logistics business was sold to a management buy out, resulting in a loss of £23.1m (after reinstated goodwill of £16.1m). The chilled logistics business is to be closed in the first half of 2002 and a provision for closure of £10.2m (after reinstated goodwill of £1.2m) has been charged in the 2001 accounts.

As announced with the Group's 2000 results, the Group has charged a further £15.0m (2000: £29.9m) of reorganisation costs to complete the integration of the two former businesses.

After goodwill amortisation and exceptional items, profit before tax was £128.3m (2000: £85.3m).

FRS17 – Retirement Benefits

FRS17 calculations as at 31 December 2001 reaffirm the significant level of pension scheme surpluses, as previously reported at the time of the last valuations of the schemes. FRS17 has no impact on cash flows, and the Group's contribution holiday for its principal UK schemes continues. More details are included in Appendix B to this statement.

Strategic Progress

2001 has been a year of substantial progress in the execution of the Group's market leading strategy, despite operating in difficult underlying markets. Clear strategic growth plans and a focus on developing a wider understanding of the value that integrated logistics services can bring customers have characterised the Group's development through the year.

Focus on Operational Performance

During 2001, Exel focused on improving the performance of five business units that had performed below management expectations during the first few months of the year. Good progress has been made in improving performance and prospects at three of the largest operations and the Group restructured and disposed of a fourth. At Exel Direct, the introduction of a new management team and the development of a customer focused business model to service several key contract gains led to a significant improvement in performance during the year. Transportation Services, the US-based intermodal road and rail broker, produced sound overall results in weak markets, despite set backs in the first few months of the year, including the loss of several large agents. New contract wins and the strategic decision to exit the milk transportation business should strengthen Exel's UK based Tankfreight operation in 2002. In December the Group disposed of its non-core loss making German frozen food distribution business and put in place a programme to close its remaining restaurant services activities in Germany in the first half of 2002. The fifth business, Automotive Management Services, with turnover of around £30m, continues to receive management focus as early signs of recovery were not sustained.

Acquisitions

Exel has continued to make selective acquisitions to enhance global coverage and capability. These include Werthmann+Köster, FX Coughlin and All Cargo Logistics. In addition, the Group set up its first operation in Switzerland and acquired a controlling interest in its airfreight agent in Turkey. The Total Logistics Company (TLC), a healthcare logistics business based in Australia and New Zealand, which the Group acquired at the end of 2000, performed ahead of expectations.

Werthmann+Köster, a German automotive logistics supplier acquired in early 2001, performed well. FX Coughlin, a freight management company serving principally the US automotive sector, did not meet expectations. The business only broke even in its first nine months in the Group, with particularly disappointing results in the last few months of the year, its key trading period. Performance was severely impacted by the

events of 11 September and by sharply reduced production volumes within Ford, its largest customer. Whilst vigorous management action has been taken to minimise costs, maximise synergies and pursue new business opportunities, the timing and degree of financial improvement will be significantly linked to the recovery of the US automotive industry and particularly Ford. Opportunities to leverage the specialist skills of the business, as Exel further develops its relationships in the automotive industry, remain strong.

The overall financial performance of Exel's acquisition programme continues to be satisfactory. These focused acquisitions have strengthened group capabilities and coverage and led to significant benefits through strengthened commercial opportunities and customer recognition. For example, through combining contract logistics skills with global airfreight and Exel's US domestic freight forwarding business, acquired in 1998, major technology customers have seen stronger inventory management skills and time definite fulfilment deliver improved service levels. Exel will continue to seek selective acquisitions which add strategic capability, are reasonably priced and are capable of being integrated and managed within the Group.

Accelerating the Sale of Integrated Service Propositions

In 2001, the Group made considerable progress in selling to customers its global, integrated supply chain management solutions. During the year, the Group secured new business wins totalling over £600m of annualised turnover, of which 30% involved integrated supply chain solutions. After accounting for contract losses and strategic decisions to withdraw from weak markets, new business secured net gains of over £250m annualised turnover, the equivalent of 7% of related logistics activity. As a result, the growth expectation across Exel's supply chain operations remains positive in what are expected to be mixed markets in 2002.

The expectation, at the time of the merger, that Exel could leverage its customer base and successfully market combinations of products and services to the same customer has also been realised. Overall, 65% of new contract gains have been secured with existing customers. Of these, over 50% have involved selling new services, 40% have been generated through cross-selling and 30% have enhanced our geographic scope with individual customers. Examples include gains with Carrefour, Compaq, Dal-Tile, Disney, Saab and Tesco, which have been realised through combining the products and services of different logistics activities. In recent months, Exel has announced gains with Home Depot, which combined Exel's retail services in North America with the expertise of Exel's automotive specialists to create a unique cross-dock solution for the leading retailer. Exel's business with Dal-Tile has been significantly expanded by

the collaboration of Exel's contract logistics and transportation teams to create an international solution to the customer's supply chain management needs.

Creating New Value in the Supply Chain

The unrivalled position of Exel as a global integrated freight management and contract logistics business provides the Group with an opportunity to develop stronger and deeper relationships with its customers. Responding to clear demands for integrated logistics solutions, Exel has been able to develop, for many of its clients, customised solutions that unlock significant amounts of shareholder value. In turn, these implementations have helped Exel to achieve steady results in 2001 and underpin improving prospects in future years. Accelerating the development of this opportunity is a key objective for the Group in 2002.

Prospects

Exel has a strong global spread and balance of activities that has enabled the Group to achieve robust results during a demanding year. Underlying markets have been weak, particularly in the technology and automotive sectors, where reduced demand for products and services compounded the impact of a slowing global economy. Exel took action early in 2001 to position its operations to minimise the impact of these weaknesses.

Exel has made a positive start to the new year. Trading is in line with internal expectations and ahead of the same period last year. At this early stage in 2002, there are few signs of any immediate recovery in underlying markets. The trend of key customers to outsource more of their logistics needs continues to be strong and Exel, the leading global supply chain specialist, remains well positioned to benefit from these initiatives.

Exel's new business pipeline is strong and the rate of new contract wins early in the year is in line with expectations. Building on the sound platform created by the merger, Exel is well positioned to meet market expectations for growth in 2002 and support the future development of the business.

Appendix A – Review of Operations

UK & Ireland

Contract Logistics

Turnover from contract logistics activities in the UK and Ireland rose by 1% to £1,168m (2000: £1,157m). Organic growth, adjusting for the impact of exchange rates, acquisitions and disposals, was also 1%. Operating profit declined 13% to £56.1m (2000: £64.8m), principally reflecting the revised contractual arrangements at Tradeteam, difficult trading conditions in technology and the weak performances at Automotive Management Services (AMS) and Tankfreight, offset by good performance in Retail. As a result margins declined to 4.8% (2000: 5.6%).

Retail and **consumer** activities showed steady growth in both turnover and profit. Year on year benefits were seen from 2000 and 2001 contract wins with Argos, IKEA, Littlewoods, Safeway, Sainsbury's, Selfridges, Somerfield and Tesco. **Healthcare** margins were lower than in previous years due to the full year impact of increased overheads as the global management team was established to develop this market. Underlying gross margins at key activities were unchanged. In the **technology** sector, sharply decreased levels of activity and the decisions of key customers to relocate operations from Ireland and Scotland impacted results in the year. Contract wins, including new business with Lucent, provided some offset. In **automotive**, new business wins with Bridgestone, Cummins, Exide and Ford provided some balance to the poor performance at Automotive Management Services which saw significant volume weakness, particularly in the first half of the year, at a time when the Group was making revenue investments in the business to enhance systems and deliver restructuring. **Tradeteam** performed well during 2001, although margins were slightly down, reflecting the impact of the contract extension agreed with Bass Brewers in mid-2000. **Tankfreight** operations, whilst maintaining strong revenues, saw margin weakness due to operational difficulties that have been largely resolved. The full year effect of new business with BP provided some offset to the strategic decision to exit milk transportation.

Freight Management

Turnover from freight management activities increased by 6% to £257m (2000: £243m) and operating profits improved by 7% to £5.8m (2000: £5.4m). On an organic basis, turnover grew by 2% and operating profit declined 4%. Overall operating margins improved slightly to 2.3% (2000: 2.2%).

Performance in the UK airfreight businesses improved on similar year on year volumes. Cross-selling initiatives supported new business gains, including contract wins with Hewlett Packard and Lucent. The downturn in technology activities in Ireland, as customers reviewed manufacturing strategies, led to decreased margins, although the addition of new business saw overall volumes ahead 14%. Operating profit at Exel's international mail and courier businesses was down on unchanged volumes, reflecting difficult market conditions.

Continental Europe & Africa

Contract Logistics

Continental European and African contract logistics operations made good progress during 2001 with turnover ahead 22% at £430m (2000: £351m) and operating profit up 33% to £6.5m (2000: £4.9m). On an organic basis, turnover increased by 11% and operating profit reduced by 2%. Operating margins improved to 1.5% (2000: 1.4%), principally reflecting the impact of the Werthmann+Köster acquisition in early 2001.

Good performance was achieved in **technology**, led by organisational changes at key operations in the Netherlands, and **automotive**, aided by the acquisition of Werthmann+Köster and other new contract gains. Exel also benefited from the first full year of its lead logistics partner relationship with Ford in Europe. Performance at **consumer** activities in Belgium, France and Germany was somewhat weaker due to volume reductions. Performance in Spain remained steady. New business wins included a significant contract with Allied Domecq. During the year, Exel established a European managed transportation services facility to support operations with Unilever and Kraft Jacob Suchard. **Retail** operations performed well. New contract wins across Europe included Alcampo in Spain and Intermarché in France. In South Africa, Exel has provided an integrated supply chain solution for Compaq involving the distribution and storage of Compaq's products originating from Europe and the Far East. In addition, Exel secured new contracts with Gillette and Kodak for integrated logistics operations in the region.

Freight Management

Freight management activities proved resilient in difficult markets. Turnover grew by 14% to £435m (2000: £383m). Operating profit reduced to £6.2m (2000: £10.9m). On an organic basis, turnover grew by 12% and operating profit decreased by 47%. Operating margins decreased to 1.4% (2000: 2.8%). The weaker margin mainly reflects investment in a strengthened regional senior management team and a poor

performance in the Group's Dutch seafreight operations, which has also incurred some restructuring costs. Airweight was up slightly compared with the previous year. Notwithstanding the weak performance in the Netherlands, the contribution from seafreight operations across Europe improved 12%.

Across the region, growth in airweight was achieved despite worsening underlying trading conditions, particularly in technology related operations and within Sweden and Germany. The transfer of two customers' manufacturing activities from Germany impacted margins. Operations in Finland, Italy and the Netherlands all made good progress in the year, as did the specialist Motorsport logistics operation. In February, the Group started its first operation in Switzerland. Exel's freight management and other services in West Africa performed strongly. At the very end of the year, Exel strengthened its market reach through the acquisition of All Cargo Logistics, an airfreight business in Austria.

Americas

Contract Logistics

Turnover from contact logistics activities in the Americas was up 10% at £658m (2000: £599m) and operating profit was ahead 13% at £37.1m (2000: £32.7m). On an organic basis, turnover and profit were ahead 4% and 6% respectively. Operating margins improved slightly to 5.6% (2000: 5.5%).

Consumer activities in the Americas benefited from the new business secured in 2000 from Unilever in Brazil and Procter & Gamble in the US. These more than offset several business reductions. As reported at the half year, operating issues with one particular customer impacted results but these have now been largely resolved. **Retail** operations improved efficiencies and made some progress in securing new contracts, including business with Toys R Us and Home Depot. **Exel Direct** has completed its reorganisation and now provides both dedicated and network services for customers. The reorganisation and the addition of new business with appliance manufacturers Amana and Maytag and retailer Williams-Sonoma have largely offset the impact of the loss of a key customer in mid-2000. **Chemical** performance declined in line with underlying volumes as customers reduced manufacturing levels in the US. **Automotive** contract logistics operations performed very strongly, with turnover ahead over 40% and operating profit up over 50%, mainly reflecting new business growth, particularly with DaimlerChrysler and Goodyear. Notwithstanding difficult markets, **technology** activities grew turnover and profit strongly, aided by new business gains with Motorola and Agilent, which helped offset underlying volume

declines. An expanded role at Compaq in Houston also contributed to the performance, as did project design work for a leading office supplies business.

Freight Management

Turnover from freight management activities in the Americas increased by 3% at £922m (2000: £897m) but operating profit declined by 21% at £18.6m (2000: £23.6m). On an organic basis, turnover and profit were down 10% and 24% respectively. Operating margins decreased to 2.0% (2000: 2.6%). Overall, airweight was up 8% compared with the prior year, reflecting the strong domestic performance.

Exel's airfreight activities in the Americas have performed well in very difficult markets. International airweight was down 8%, slightly better than the underlying market which saw volumes down by around 11%. Exel's domestic airfreight operations maintained their strong growth with turnover up 25% and airweight up 19%, compared with 2000.

The acquisition of FX Coughlin in April 2001 helped establish Exel as a leading supplier of long distance automotive logistics, with specialist skills in recyclable packaging and freight management. FX Coughlin's expertise in securing charter capacity enabled Exel's airfreight operations to respond well to the tragic events in September. However, these events and major production changes at Ford, a key customer, contributed to the business failing to meet expectations, having only broken even in its first nine months in the Group.

After a difficult start to the year, Transportation Services, formerly Mark VII, recovered well and despite low levels of underlying activity, delivered good margins on reduced volumes. New business gains with Coors, Eastman Chemicals and PepsiCo provided evidence of good recovery in the second half of the year.

Asia Pacific

Contract Logistics

Turnover from Exel's contract logistics operations in Asia Pacific grew strongly, up 113% to £68m (2000: £32m) with profit ahead £2.9m to £2.3m (2000: £(0.6)m). On an organic basis, turnover and profit were up 49% and 83% respectively. Operating margins improved to 3.4% (2000: (1.9)%).

The addition of the Total Logistics Company, acquired in December 2000, made a significant impact to Exel's critical mass in the Asia Pacific region, and has allowed the

Group to develop a leading position in healthcare logistics in Australia and New Zealand. The business has already benefited from new contracts with Boehringer Ingleheim, Tyco and six other global customers of Exel.

New contract wins in Vietnam, with Nestlé, and in Hong Kong, with a leading telecommunications equipment manufacturer, complemented wins in the first half from Johnson & Johnson and Procter & Gamble. Whilst still relatively small, Exel's contract logistics activities in the region have established a firm platform for growth.

Freight Management

Despite airfreight markets that were sharply down during 2001 compared with the previous year, Exel's operations in the region delivered a strong performance through focusing on customer service and operational efficiency. Turnover was down 12% to £486m (2000: £551m), but operating profit increased by 12% to £26.7m (£23.9m). Operating margins improved to 5.5% (2000: 4.3%), reflecting careful management of fixed costs, including the renewal of key property leases at lower rents and improvements in freight consolidation.

Underlying airfreight markets out of Asia into Europe and the Americas were down around 10% during 2001, particularly driven by weaknesses in the technology sector, on which Exel, in this region, has a high reliance. Against this backdrop, Exel's operations performed well and, through effective operational management and leveraging of the Group's leadership position in the region, delivered high levels of customer service. In particular, performance in the key markets of Hong Kong, Singapore, Korea and Malaysia exceeded early expectations. Developing operations in India, Thailand and the Philippines also made progress and, despite suffering a major fire which destroyed the local office, Exel's Taiwan operation maintained performance. Considerable new business gains were secured during the year in freight management, including contracts with Abercrombie & Fitch, a US retailer, and technology businesses Acer, Maxtor and Sony.

Environmental

Cory Environmental made steady progress, with turnover ahead 2% at £103m (2000: £101m). Reported profit reduced slightly to £14.7m (2000: £15.4m). The overall result for the year was slightly depressed by poor weather at the beginning of the year which resulted in flooding at a landfill site in Gloucester and the closure for three weeks of a landfill site in Essex.

During 2001, Cory made significant progress in securing key strategic objectives related to the development of its landfill activities and waste management contracts in and around London. Planning permission was obtained to extend the life of the Mucking landfill site in Thurrock for a further five years. The business continued to make steady progress towards securing a 30 year contract with the Western Riverside Waste Authority to manage the disposal of municipal waste. Final negotiations of the contract are underway. The proposal envisages using Cory's existing river barge infrastructure and will include significant recycling activities. In addition, Cory has been selected as the sole preferred bidder for the renewal of the waste management contracts with Gloucestershire County Council, due in 2002.

Other landfill developments include planning consent for a new site at Greatness in Kent, providing over 1.5 million cubic metres of capacity. Site preparation is underway and operations are expected to commence towards the end of 2002. Consent was also received for a further three million cubic metres of capacity at Cory's landfill at Bellhouse in Essex, bringing the total consented capacity at the site to around eight million cubic metres. In the Midlands, Cory's landfill site at Himley produced a satisfactory result in its first year of trading and the business has now established a good position in the local market.

Cory's municipal services contracts were depleted by the loss of a contract with the London Borough of Bromley where it was outbid on renewal. The remaining contracts performed in line with expectations, notwithstanding some start up issues with a new contract in Milton Keynes.

Appendix B - FRS 17 Retirement Benefits

FRS 17 has not been adopted in the Group's 2001 financial statements. However, the transitional phased disclosures will be included in the notes to the financial statements.

At 31 December 2001, the Group's pension schemes had an aggregate FRS 17 surplus of £491m (almost entirely in the UK), net of deficits totalling £12m in certain overseas schemes.

The introduction of FRS 17 will have no impact on the Group's cash flow. Contributions to the Group's pensions schemes will continue to be determined according to their latest actuarial valuations and on the advice of external actuaries. The Group's principal pensions schemes (which are in the UK) were significantly over-funded at March 2000 and the Group continues to suspend contributions to those schemes. The FRS 17 valuation update as at 31 December 2001 confirms that the UK schemes remain significantly in surplus.

The preliminary estimate of the impact on the profit & loss account in 2002, if FRS 17 were to be applied in that year, is about £6m below the SSAP 24 number, relatively modest in view of the decline in equity market values over the last 18 months.

Group profit and loss account

For the year ended 31 December 2001

	Note	2001 £m	2000 £m
Turnover			
Continuing operations		**4,409.5**	4,311.9
Acquisitions		**115.6**	-
		4,525.1	4,311.9
Discontinued operations		**14.8**	100.5
Group and share of joint ventures' turnover	6	**4,539.9**	4,412.4
Less: share of joint ventures' turnover		**(32.7)**	(25.9)
Group turnover		**4,507.2**	4,386.5
Operating profit			
Continuing operations		**182.7**	197.0
Acquisitions		**1.8**	-
		184.5	197.0
Discontinued operations		**(0.8)**	(8.2)
Group operating profit		**183.7**	188.8
Share of operating profit in joint ventures, continuing operations		**1.9**	1.5
Share of operating profit in associated undertakings, continuing operations		**1.8**	1.6
Continuing operations before goodwill	6	**208.5**	214.5
Discontinued operations before goodwill		**(0.8)**	(8.2)
Goodwill amortisation		**(20.3)**	(14.4)
Total operating profit	6	**187.4**	191.9
Share of joint venture profit on disposal of fixed assets		**-**	25.9
Profit on disposals of fixed assets in continuing operations	7	**8.6**	3.5
Loss on disposals of discontinued operations	7	**(10.7)**	(39.4)
Provision for loss on operations to be discontinued	7	**(10.2)**	-
Costs of reorganisation in continuing operations	7	**(15.0)**	(80.9)
Amounts written off investments in continuing operations	7	**(10.7)**	-
Profit on ordinary activities before interest		**149.4**	101.0
Net interest		**(21.1)**	(15.7)
Profit before tax, goodwill and exceptional items		**186.6**	190.6
Goodwill amortisation		**(20.3)**	(14.4)
Exceptional items		**(38.0)**	(90.9)
Profit on ordinary activities before taxation		**128.3**	85.3
Tax on profit on ordinary activities		**(53.1)**	(57.6)
Profit on ordinary activities after taxation		**75.2**	27.7
Equity minority interests		**(7.8)**	(10.4)
Profit for the financial year		**67.4**	17.3
Dividends		**(62.5)**	(61.4)
Transferred to/(from) reserves		**4.9**	(44.1)

	Note	2001 Pence	2000 Pence
Basic earnings per share	8	**22.9**	5.9
Basic earnings per share before goodwill and exceptional items	8	**41.4**	41.2
Diluted earnings per share	8	**22.8**	5.8
Diluted earnings per share before goodwill and exceptional items	8	**41.2**	40.5

Group statement of total recognised gains and losses

For the year ended 31 December 2001

	2001 £m	2000 £m
Profit for the financial year		
Group	**65.8**	5.6
Share of joint ventures	**1.6**	11.7
	67.4	17.3
Exchange differences		
Translation of overseas net investments	**(1.3)**	19.8
Foreign currency hedges	**3.7**	(20.1)
UK tax on exchange differences	**(0.3)**	2.9
Total gains and losses relating to the year	**69.5**	19.9

Movements in shareholders' funds

For the year ended 31 December 2001

	2001 £m	2000 £m
Profit for the financial year	**67.4**	17.3
Dividends	**(62.5)**	(61.4)
	4.9	(44.1)
Shares allotted (2000: net of merger reserve adjustment and contribution to the QUEST)	**1.2**	47.3
Goodwill released on disposals	**17.3**	39.9
Adjustment to goodwill previously written off	**-**	(6.9)
Exchange differences	**2.4**	(0.3)
Tax on exchange differences	**(0.3)**	2.9
Movements in shareholders' funds	**25.5**	38.8
At 1 January	**817.0**	778.2
Shareholders' funds at 31 December	**842.5**	817.0

Group cash flow statement

For the year ended 31 December 2001

	2001		2000	
	£m	£m	£m	£m
Net cash inflow from operating activities		**271.8**		209.5
Dividends received from joint ventures and associates		**2.0**		2.3
Net cash outflow for returns on investments and servicing of finance		**(32.1)**		(27.3)
Taxation		**(35.4)**		(46.3)
Capital expenditure and financial investment				
Purchase of tangible fixed assets	**(123.6)**		(146.6)	
Purchase of own shares	**-**		(3.2)	
Receipt from joint venture on sale of fixed assets	**1.0**		29.5	
Sale of tangible fixed assets	**52.3**		42.1	
Sale of own shares	**4.3**		2.2	
Net cash outflow for capital expenditure and financial investment		**(66.0)**		(76.0)
Free cash flow		**140.3**		62.2
Acquisitions and disposals				
Purchase of businesses	**(116.7)**		(54.2)	
Sale of businesses	**12.5**		68.4	
Net cash (outflow)/inflow for acquisitions and disposals		**(104.2)**		14.2
Equity dividends paid		**(61.6)**		(56.1)
Net cash (outflow)/inflow before the use of liquid resources and financing		**(25.5)**		20.3
Net cash inflow/(outflow) from management of liquid resources				
Current asset investments		**10.3**		(11.1)
Net cash outflow from financing		**(44.1)**		(138.7)
Decrease in cash		**(59.3)**		(129.5)

Reconciliation of operating profit to operating cash flow

For the year ended 31 December 2001

	2001 £m	2000 £m
Group operating profit	**183.7**	188.8
Depreciation	**96.5**	97.3
Amortisation of goodwill	**20.3**	14.4
Amortisation of fixed asset investments	**-**	1.9
Profit on sale of tangible fixed assets	**(3.3)**	(6.4)
Movement in pension prepayments	**(34.9)**	(33.4)
Movements in provisions	**(0.8)**	1.4
Movements in working capital	**27.9**	(5.8)
	289.4	258.2
Costs of reorganisation in continuing operations	**(17.6)**	(48.7)
Net cash inflow from operating activities	**271.8**	209.5

Reconciliation of net cash flow to movement in net debt

For the year ended 31 December 2001

	2001 £m	2000 £m
Decrease in cash	**(59.3)**	(129.5)
Cash outflow from change in debt	**44.9**	158.5
Cash (inflow)/outflow from change in liquid resources	**(10.3)**	11.1
Change in net funds resulting from cash flows	**(24.7)**	40.1
Arising on acquisitions	**(10.2)**	(1.5)
Released on disposals	**0.1**	2.5
New leases	**(1.3)**	(0.5)
Exchange differences	**(7.8)**	(14.5)
Movement in net debt	**(43.9)**	26.1
Net debt at 1 January	**(175.9)**	(202.0)
Net debt at 31 December	**(219.8)**	(175.9)

At 31 December 2001	2001 £m	2000 £m
Analysis of net debt		
Cash at bank and in hand	**128.5**	181.6
Overdrafts	**(25.6)**	(17.2)
Loans	**(306.8)**	(337.8)
Finance leases	**(23.4)**	(20.3)
Current asset investments	**7.5**	17.8
	(219.8)	(175.9)

Group balance sheet

At 31 December 2001

	2001		2000	
	£m	**£m**	£m	£m
Fixed assets				
Intangible assets - goodwill		**389.8**		266.9
Tangible assets		**569.0**		573.3
Investments				
Investments in joint ventures				
Share of gross assets	**13.2**		14.4	
Share of gross liabilities	**(10.3)**		(11.4)	
	2.9		3.0	
Other investments	**31.1**		42.5	
Own shares	**18.3**		22.7	
		52.3		68.2
		1,011.1		908.4
Current assets				
Stocks		**13.9**		16.2
Debtors				
Amounts falling due within one year	**896.5**		849.3	
Amounts falling due after more than one year	**329.9**		299.2	
		1,226.4		1,148.5
Current asset investments		**7.5**		17.8
Cash at bank and in hand		**128.5**		181.6
		1,376.3		1,364.1
Creditors: amounts falling due within one year		**(979.6)**		(996.9)
Net current assets		**396.7**		367.2
Total assets less current liabilities		**1,407.8**		1,275.6
Creditors: amounts falling due after more than one year		**(332.4)**		(238.2)
Provisions for liabilities and charges		**(216.0)**		(201.5)
		859.4		835.9
Capital and reserves				
Called up share capital		**82.7**		82.6
Share premium		**51.0**		49.9
Other reserves				
Merger reserve	**50.7**		50.7	
Capital redemption reserve	**103.5**		103.5	
		154.2		154.2
Profit and loss account		**554.6**		530.3
Equity shareholders' funds		**842.5**		817.0
Equity minority interests		**16.9**		18.9
		859.4		835.9

Notes to the preliminary announcement

1. Accounting policies

This preliminary announcement has been prepared on the basis of the accounting policies set out in the 2000 financial statements of Exel plc. The adoption of FRS 18 'Accounting policies' has had no impact on the financial statements. Prior to full adoption of FRS 17 'Retirement benefits', the phased transitional disclosure requirements will be included in the full financial statements. The Group has not yet adopted FRS 19 'Deferred tax'.

2. Merger accounting

On 4 May 2000, Ocean Group plc and the former Exel plc merged their businesses. The parent company is Exel plc (formerly Ocean Group plc). Under merger accounting, the results and cash flows of Ocean Group plc and former Exel plc were combined from the beginning of the financial year in which the merger occurred ie the financial year to 31 December 2000.

3. Statutory group financial statements

This preliminary announcement is not the Group's statutory financial statements. The auditors' report on the 2001 statutory group financial statements is unqualified and does not include a statement under Section 237(2) or (3) of the Companies Act 1985.

4. Description of Exel's segmental analysis

Exel's segmental analysis (Note 6) splits Logistics activities between contract logistics and freight management.

Contract logistics ('CL') includes ground-based supply chain management services, such as integrated warehousing and transportation, just-in-time services, sub-assembly and other value added activities.

Freight management ('FM') includes airfreight and seafreight forwarding, customs broking, transportation management (including US road and rail) and specialist mail and express services.

Due to the comprehensive range of services provided to customers within individual contracts there are some cross overs between these two segments but these are relatively small.

5. Exchange rates

The significant exchange rates relative to £ sterling used in the preparation of these accounts are as follows:

	2001		2000	
	Average rate	**Year end rate**	Average rate	Year end rate
US dollar	**1.44**	**1.45**	1.53	1.49
Euro	**1.62**	**1.64**	1.64	1.60
Singapore dollar	**2.59**	**2.69**	2.63	2.58

Notes to the preliminary announcement (continued)

6 Segmental information

A description of Exel's segmental analysis between contract logistics ('CL') and freight management ('FM') activities is given in note 4.

Analysis of change in turnover

		2000 £m	Exchange £m	New Acquisitions 2001 £m	Increment on 2000 acquisitions £m	Movement in Discontinued Operations £m	Organic change £m	Organic change %	2001 £m
Logistics									
UK & Ireland	- CL	1,156.8	0.7	-	-	-	10.5	0.9%	**1,168.0**
	- FM	242.6	0.3	7.8	-	-	5.9	2.4%	**256.6**
		1,399.4	1.0	7.8	-	-	16.4	1.2%	**1,424.6**
Continental Europe & Africa	- CL	351.0	5.7	33.6	-	-	39.5	11.1%	**429.8**
	- FM	382.7	0.5	1.4	3.3	-	46.9	12.2%	**434.8**
		733.7	6.2	35.0	3.3	-	86.4	11.7%	**864.6**
Americas	- CL	598.7	33.4	-	-	-	26.1	4.1%	**658.2**
	- FM	896.6	49.0	72.8	-	-	(96.9)	(10.2)%	**921.5**
		1,495.3	82.4	72.8	-	-	(70.8)	(4.5)%	**1,579.7**
Asia Pacific	- CL	31.7	(0.1)	-	20.5	-	15.5	49.1%	**67.6**
	- FM	551.3	3.8	-	-	-	(69.5)	(12.5)%	**485.6**
		583.0	3.7	-	20.5	-	(54.0)	(9.2)%	**553.2**
Total Logistics	**- CL**	2,138.2	39.7	33.6	20.5	-	91.6	4.2%	**2,323.6**
	- FM	2,073.2	53.6	82.0	3.3	-	(113.6)	(5.3)%	**2,098.5**
		4,211.4	93.3	115.6	23.8	-	(22.0)	(0.5)%	**4,422.1**
Environmental		100.5	-	-	-	-	2.5	2.5%	**103.0**
Continuing operations		4,311.9	93.3	115.6	23.8	-	(19.5)	(0.4)%	**4,525.1**
Discontinued operations		100.5	1.5	-	-	(87.2)	-	-	**14.8**
Total		**4,412.4**	**94.8**	**115.6**	**23.8**	**(87.2)**	**(19.5)**	**(0.4)%**	**4,539.9**

Analysis of change in operating profit before goodwill

		2000 £m	Exchange £m	New Acquisitions 2001 £m	Increment on 2000 Acquisitions £m	Movement in Discontinued Operations £m	Organic change £m	Organic change %	2001 £m
Logistics									
UK & Ireland	- CL	64.8	0.1	-	-	-	(8.8)	(13.6)%	**56.1**
	- FM	5.4	-	0.6	-	-	(0.2)	(3.7)%	**5.8**
		70.2	0.1	0.6	-	-	(9.0)	(12.8)%	**61.9**
Continental Europe & Africa	- CL	4.9	0.1	1.6	-	-	(0.1)	(2.0)%	**6.5**
	- FM	10.9	0.2	0.2	0.1	-	(5.2)	(46.8)%	**6.2**
		15.8	0.3	1.8	0.1	-	(5.3)	(32.9)%	**12.7**
Americas	- CL	32.7	2.2	-	-	-	2.2	6.3 %	**37.1**
	- FM	23.6	1.6	(0.6)	-	-	(6.0)	(23.8)%	**18.6**
		56.3	3.8	(0.6)	-	-	(3.8)	(6.3)%	**55.7**
Asia Pacific	- CL	(0.6)	-	-	2.4	-	0.5	83.3 %	**2.3**
	- FM	23.9	0.2	-	-	-	2.6	10.8 %	**26.7**
		23.3	0.2	-	2.4	-	3.1	13.2 %	**29.0**
Total Logistics	**- CL**	101.8	2.4	1.6	2.4	-	(6.2)	(6.0)%	**102.0**
	- FM	63.8	2.0	0.2	0.1	-	(8.8)	(13.4)%	**57.3**
		165.6	4.4	1.8	2.5	-	(15.0)	(8.8)%	**159.3**
Environmental		15.4	-	-	-	-	(0.7)	(4.5)%	**14.7**
		181.0	4.4	1.8	2.5	-	(15.7)	(8.5)%	**174.0**
Pensions credit (UK)		33.5	-	-	-	-	1.0	3.0 %	**34.5**
Continuing operations before goodwill		214.5	4.4	1.8	2.5	-	(14.7)	(6.7)%	**208.5**
Discontinued operations		(8.2)	(0.1)	-	-	7.5	-	-	**(0.8)**
Goodwill		(14.4)	(0.5)	(5.1)	(0.3)	-	-	-	**(20.3)**
Total		**191.9**	**3.8**	**(3.3)**	**2.2**	**7.5**	**(14.7)**	**(7.5)%**	**187.4**

Notes to the preliminary announcement (continued)

6 Segmental information (continued)

By business sector		Operating profit after goodwill 2001 £m	Operating profit after goodwill 2000 £m	Net assets before goodwill 2001 £m	Net assets before goodwill 2000 £m	Net assets after goodwill 2001 £m	Net assets after goodwill 2000 £m
Logistics							
UK & Ireland	- CL	**55.9**	64.6	**187.9**	185.8	**189.8**	188.0
	- FM	**3.8**	3.6	**9.5**	19.2	**40.7**	51.3
		59.7	68.2	**197.4**	205.0	**230.5**	239.3
Continental Europe & Africa	- CL	**6.3**	4.9	**98.9**	93.4	**102.6**	93.7
	- FM	**5.3**	10.1	**38.7**	27.8	**57.1**	43.3
		11.6	15.0	**137.6**	121.2	**159.7**	137.0
Americas	- CL	**37.1**	32.7	**136.3**	148.5	**136.3**	148.5
	- FM	**4.4**	14.5	**32.7**	73.7	**318.2**	236.8
		41.5	47.2	**169.0**	222.2	**454.5**	385.3
Asia Pacific	- CL	**1.8**	(0.6)	**6.7**	12.2	**16.6**	22.2
	- FM	**26.3**	23.6	**16.1**	8.4	**21.7**	14.1
		28.1	23.0	**22.8**	20.6	**38.3**	36.3
Total Logistics	**- CL**	**101.1**	101.6	**429.8**	439.9	**445.3**	452.4
	- FM	**39.8**	51.8	**97.0**	129.1	**437.7**	345.5
		140.9	153.4	**526.8**	569.0	**883.0**	797.9
Environmental		**12.8**	13.2	**18.6**	29.3	**52.2**	67.3
		153.7	166.6	**545.4**	598.3	**935.2**	865.2
Pensions credit (UK)		**34.5**	33.5	**324.4**	289.5	**324.4**	289.5
Continuing operations		**188.2**	200.1	**869.8**	887.8	**1,259.6**	1,154.7
Discontinued operations		**(0.8)**	(8.2)	**-**	4.5	**-**	4.5
Goodwill		**-**	-	**389.8**	266.9	**-**	-
Total		**187.4**	191.9	**1,259.6**	1,159.2	**1,259.6**	1,159.2
Non-operating net liabilities				**(400.2)**	(323.3)	**(400.2)**	(323.3)
Net assets				**859.4**	835.9	**859.4**	835.9

Turnover between segments is not material.

Net assets by business sector comprise intangible and tangible assets, stocks and debtors less creditors and provisions. Non-operating net liabilities comprise other investments, net debt, taxation, dividends and related items.

Discontinued operations are the German frozen food logistics business which was sold in December 2001, and Cory Towage and Exel Froid which were sold in 2000.

Notes to the preliminary announcement (continued)

7 Exceptional items	2001 £m	2000 £m
Profit on disposals of fixed assets		
Share of joint venture profit on disposal of Paddington land and buildings	-	25.9
Profit on disposals of other fixed assets	**8.6**	3.5
	8.6	29.4
Profit/(loss) on disposals of discontinued operations		
Loss on disposal of German frozen food logistics business (after reinstated goodwill of £16.1m)	**(23.1)**	-
Allied Pickfords disposal further consideration	**12.3**	-
Loss on disposal of Exel Froid (after reinstated goodwill of £31.4m)	-	(60.0)
Profit on disposal of Cory Towage (2000: after reinstated goodwill of £8.5m)	**2.4**	20.6
Other disposals (including goodwill £2.7m)	**(2.3)**	-
	(10.7)	(39.4)
Provision for loss on operations to be discontinued		
German chilled food logistics business (after reinstated goodwill of £1.2m)	**(10.2)**	-
Costs of reorganisation in continuing operations		
Reorganisation costs following merger	**(15.0)**	(29.9)
Costs of termination of former Exel plc share schemes following the merger	-	(21.0)
Merger transaction costs	-	(30.0)
	(15.0)	(80.9)
Amounts written off investments		
Investment in Allied Worldwide	**(10.7)**	-
Total exceptional items	**(38.0)**	(90.9)

8 Earnings per share

	2001			2000		
		Earnings per share			Earnings per share	
	Earnings £m	Basic Pence	Diluted Pence	Earnings £m	Basic Pence	Diluted Pence
Profit for the financial year	**67.4**	**22.9**	**22.8**	17.3	5.9	5.8
Add back						
Amortisation of goodwill	**20.3**	**6.9**	**6.9**	14.4	4.9	4.8
Exceptional items	**38.0**	**12.9**	**12.8**	90.9	31.2	30.7
Tax on exceptional items	**(3.8)**	**(1.3)**	**(1.3)**	(2.4)	(0.8)	(0.8)
Before goodwill and exceptional items	**121.9**	**41.4**	**41.2**	120.2	41.2	40.5

	2001	2000
Weighted average number of shares (millions)		
Basic average number of shares	**294.2**	291.6
Dilutive potential ordinary shares	**1.9**	4.9
Diluted average number of shares	**296.1**	296.5

Basic earnings per share of 22.9p (2000: 5.9p) represents the profit attributable to each share. It is based on the profit attributable to ordinary shareholders for the financial year of £67.4m (2000: £17.3m) divided by the weighted average number of 294.2m (2000: 291.6m) shares in issue during the year.

Profit on ordinary activities before taxation and earnings per share, both before goodwill amortisation and exceptional items, are provided in addition to the earnings per share required by FRS 3 because, in the opinion of the directors, they will assist shareholders to consider more readily the underlying performance trends of the Group.

Notes to the preliminary announcement (continued)

9 Analysis of net debt

	At 1 Jan 2001	Cash flow	Acquisitions and disposals	New leases	Exchange Differences	**At 31 Dec 2001**
	£m	£m	£m	£m	£m	**£m**
Cash at bank and in hand	181.6	(51.3)			(1.8)	**128.5**
Overdrafts	(17.2)	(8.0)			(0.4)	**(25.6)**
	164.4	(59.3)			(2.2)	**102.9**
Loans	(337.8)	41.5	(4.4)	-	(6.1)	**(306.8)**
Finance leases	(20.3)	3.4	(5.7)	(1.3)	0.5	**(23.4)**
Current asset investments	17.8	(10.3)	-	-	-	**7.5**
Total	**(175.9)**	**(24.7)**	**(10.1)**	**(1.3)**	**(7.8)**	**(219.8)**

10 Summary of second half results

	2001 Second half	2000 Second half
	£m	£m
Turnover		
Continuing operations	**2,306.6**	2,257.2
Discontinued operations	**7.0**	33.3
	2,313.6	2,290.5
Total operating profit		
Continuing operations before goodwill and exceptional items	**106.3**	115.0
Discontinued operations before goodwill and exceptional items	**(0.2)**	(6.7)
Goodwill amortisation	**(11.1)**	(7.4)
	95.0	100.9
Exceptional items	**(36.4)**	(76.6)
Net interest	**(8.1)**	(8.6)
Profit before tax, goodwill and exceptional items	**98.0**	99.7
Goodwill amortisation	**(11.1)**	(7.4)
Exceptional items	**(36.4)**	(76.6)
Profit on ordinary activities before taxation	**50.5**	15.7
Tax on profit on ordinary activities	**(28.7)**	(28.0)
Profit/(loss) on ordinary activities after taxation	**21.8**	(12.3)
Equity minority interests	**(4.3)**	(5.6)
Profit/(loss) for the financial period	**17.5**	(17.9)
Dividends	**(42.2)**	(41.2)
Transferred from reserves	**(24.7)**	(59.1)

Press Information

EXEL ANNOUNCES £600 MILLION
OF NEW CONTRACT WINS IN 2001
Exel Strengthens US Operations, Creating 2,500 jobs

(London, 11 March, 2002) Exel, the world leader in supply chain management, has today announced that during 2001 the Group secured over £600 million of new contracts, of which half was generated in the Americas. At the same time, Exel's operations in the region grew significantly with the addition of over 2,500 new employees.

These new contracts reflect the significant contribution that the merger has made to the business in the delivery of integrated solutions to customers. In 2001, 30% of all Exel's contract gains involved integrated supply chain services. Over 65% were with existing customers where, in many cases, Exel increased the range of services provided and the geographical spread of activities.

This rapid expansion of Exel's activities in the Americas reflects the continued success of building stronger and deeper relationships with customers. In particular, the Group had significant success in both the automotive and technology markets despite the economic downturns in these industries. Throughout 2001, Exel announced new contract gains with Agilent, Compaq, DaimlerChrysler and Motorola amongst others.

At the same time, Exel maintained its success in the consumer, retail and healthcare markets with contract gains from key customers including Coors, Geneva Pharmaceuticals, Home Depot, Maytag and Unilever.

"The successful development of our business in the technology market has been achieved through focusing on the specific needs of our customers and delivering savings and benefits that have helped them during a challenging year," explains Mick Fountain, Exel's Chief Executive of Technology and Global Freight Management. "The potential efficiencies that supply chain improvements represent for our customers is very significant and we have been able to prove our capabilities in unlocking these."

Bruce Edwards, Chief Executive, Consumer, Retail Healthcare – Americas for Exel added, "Creating new value for our customers has been critical in securing new business across the Americas. Integrated solutions that involve comprehensive expertise in all elements of supply chain, combining freight management and contract logistics expertise have been a key factor for many of our customers in choosing to work with us."

-ends-

For more information, please contact:
Rebecca Salt / Nicola Pitt
Exel Press Office
01908 244139 / 244011
rebecca.salt@exel.com

John Dawson
Director of Corporate Affairs
01344 744344
john.dawson@exel.com

Notes to Editors – Exel
Exel is the global leader in supply chain management, providing customer focused solutions to a wide range of manufacturing and retail industries. Exel's comprehensive range of innovative logistics solutions encompasses the complete supply chain from design and consulting through freight forwarding, warehousing and distribution services to integrated information management and e-commerce support.

Exel, a UK listed company, has turnover of over £4.5 billion (US$7 billion) and employs more than 60,000 people in 1,300 locations in over 120 countries worldwide. Exel's customers include over two thirds of the world's largest, quoted non financial companies. More information is available at www.exel.com.

Press Information

EXEL EXTENDS RELATIONSHIP WITH SELFRIDGES

Partnership grows with the provision of inbound freight management services

(London, 11 March, 2002) Exel, the world leader in supply chain management, has announced today a significant extension of its service for Selfridges, the leading UK retailer. This new business development adds to the five year, multi million pound contract with Selfridges which was announced in 2001.

Expanding on the successful development of a distribution centre for Selfridges, Exel will now also provide extensive inbound freight management services. This will ensure the efficient movement of goods from the Far East and Europe through to Selfridges new, purpose built distribution centre in the Midlands.

This latest development demonstrates Exel's ability to extend value up the supply chain by combining the strengths and capabilities of the retail logistics team with those of freight management. The result of this is a fully integrated service, adding value to Selfridges and demonstrating how Exel is able to work together with customers to provide fully tailored supply chain solutions.

Howard Smith, Head of Supply Chain at Selfridges commented; "In the development and implementation of our Hams Hall distribution centre, Exel has demonstrated a high level of expertise and understanding in the management of our supply chain. Our confidence in the company's abilities

on a global scale has led us to award this further business and we are assured that Exel will work in partnership with Selfridges as our business expands."

Stewart Oades, President, Retail Worldwide of Exel explains; "It is true testament to the joint working philosophy that is developing within our global organisation that we are able to extend our services for Selfridges. The retail logistics and freight management teams are developing a strong solution for the retailer that we are confident will be able to add real value to their growing business."

-ends-

For more information, please contact:

Rebecca Salt / Nicola Pitt
Exel Press Office
01908 244139 / 244011
rebecca.salt@exel.com

John Dawson
Director of Corporate Affairs
01344 744344
john.dawson@exel.com

Notes to Editors – Exel
Exel is the global leader in supply chain management, providing customer focused solutions to a wide range of manufacturing and retail industries. Exel's comprehensive range of innovative logistics solutions encompasses the complete supply chain from design and consulting through freight forwarding, warehousing and distribution services to integrated information management and e-commerce support.

Exel, a UK listed company, has turnover of over £4.5 billion (US$7 billion) and employs more than 60,000 people in 1,300 locations in over 120 countries worldwide. Exel's customers include over two thirds of the world's largest, quoted non financial companies. More information is available at www.exel.com.

Selfridges
Selfridges new distribution centre is located centrally in the Midlands to service existing stores in Oxford Street, London and Manchester Trafford.

Selfridges will open a third store in Manchester Central in 2002 and a fourth in Birmingham in 2003.

exel

formation

Press Information

EXEL SHOWS STRONG AIRFREIGHT GROWTH IN ASIA PACIFIC AND EUROPE

(London, UK - 29 May, 2002) - Exel, the world leader in supply chain solutions and one of the largest global airfreight forwarders, announced today that its airfreight forwarding operations in Asia Pacific and Europe have continued to show strong growth in April, building on a good performance in the first quarter.

Exel's airweight in Asia Pacific grew by 16% year on year in April and 15% in the first quarter of 2002. European activities have also seen some acceleration in growth with airweight increasing by 21% in April, compared to 9% in the first quarter. These strong performances have more than offset some continued weakness in export volumes from the US. As a result Exel's global airweight grew 12% in April, up from the 5% year on year growth seen in the first quarter.

Exel's performance reflects good market share gains as well as building on modest underlying volume growth in key regions. In addition, Exel's Asia Pacific operations have successfully grown business opportunities outside the technology sector, although this segment continues to be a major component of Exel's success in the region. Driving the expansion into the retail and consumer sectors has been the growing demand for integrated supply chain solutions that combines long distance freight logistics with on the ground expertise in contract logistics. Exel's position in Asia Pacific remains unrivalled in its ability to design and execute these sophisticated solutions.

Operations in Europe have benefited from their balanced exposure to a range of industries, including consumer, healthcare, industrial, retail and consumer businesses and somewhat higher levels of activity with several of the leading mobile phone manufacturers.

A large contributor to Exel's strong performance in Asia Pacific has been recent sales successes in the US and Europe where the group has continued to strengthen its relationships with key global companies. As customers have looked to move manufacturing outside the USA, Exel has been a key partner in supporting their changing needs. This changing balance has created greater demands on end-to-end delivery solutions, including integrated domestic airfreight within the US where Exel has continued to see good growth during 2002.

Medium term prospects are also strong. The market for airfreight services has shown consistent growth over the last 20 years, with airweight growing by more than 6% per annum on average. At the same time Exel's airfreight operations have outperformed the underlying markets, generating compound growth of over 12% per annum. With future market growth expectations set to exceed 5% per annum, the long term outlook for Exel remains very positive.

CK Lee, Exel's Chief Executive for Asia Pacific, commented: "We have created a well balanced business in Asia Pacific that has been able to respond quickly and flexibly to the changing market dynamics over the last 15 months. Our continued focus on providing customers with value added services, combined with effective cost management, has enabled our business to maintain steady growth. These early signs of recovery in underlying markets, together

with our strong performance, should allow us to continue to invest in enhancing our services and capabilities across the Asia Pacific region."

-ends-

For more information, please contact:
Rebecca Salt / Nicola Pitt
Exel Press Office
01908 244139 / 244011
rebecca.salt@exel.com

John Dawson
Corporate Affairs
01344 744409
john.dawson@exel.com

Notes to Editors - About Exel
Exel is the global leader in supply chain management, providing customer focused solutions to a wide range of manufacturing and retail industries. Exel's comprehensive range of innovative logistics solutions encompasses the complete supply chain from design and consulting through freight forwarding, warehousing and distribution services to integrated information management and e-commerce support.

Exel, a UK listed, FTSE 100 company, has turnover of over £4.5 billion (US$6.5 billion) and employs more than 60,000 people in 1,300 locations in over 120 countries worldwide. Exel's customers include over two thirds of the world's largest, quoted non-financial companies. More information is available at www.exel.com.

Exel's Cory Environmental Subsidiary Secures Major Waste Management Contract in London

(London, UK – 31 May 2002) Cory Environmental, the waste management business owned by Exel Plc, has signed a £700 million contract with the Western Riverside Waste Authority to manage over half a million tonnes a year of municipal waste. Together with revenues from additional commercial waste, managed by Cory using the Authority's facilities, and income from the sale of recyclables, the contract gain secures turnover totalling more than £1 billion over 30 years.

The recycling led contract will start in October 2002 and should run for 30 years, renewing the existing partnership which has run for more than 15 years. It secures the short-term future of the Company's world-renowned River Thames transport operation, and will enable the delivery of major improvements to recycling in London.

The new contract will assist the Authority to meet its recycling targets set by Government in Waste Strategy 2000. Cory's innovative solutions for managing the waste generated include building and operating an 84,000 tonnes per annum Materials Recovery Facility (MRF) in Wandsworth. This will be the largest local authority MRF in the UK, and has the additional benefit of being able to use the river to transport recyclable materials for reprocessing.

David Riddle, Chief Executive of Cory Environmental Limited, believes that Cory's use of new technology gave it a substantial edge in securing the contract. He said: "As a company we are constantly looking at new, environmentally responsible methods of recycling or recovering the growing amount of waste produced every year.

"We are extremely pleased to have secured the contract with the Western Riverside Waste Authority, and look forward to continuing to develop innovative solutions to the management of the Authority's waste."

Waste that cannot be recycled will continue to be transported by barge down the River Thames to Cory's landfill site at Mucking in Thurrock. This will continue to keep over 100,000 heavy goods vehicle movements off London's roads every year. The existing landfill facility is due to close in 2007 at which time suitable alternative methods of disposal should be available that will continue to utilise river transportation, widely recognised as the most environmentally friendly way of transporting waste through London.

Colin James, General Manager of the Western Riverside Waste Authority, is excited at the prospects. He said: "Resolution of our contract negotiations with Cory Environmental completes a thorough and effective review of our waste management needs. Cory's proposals represent the best solution for the Western Riverside Waste Authority, providing leading recycling capabilities as well as a low impact process for the movement and disposal of non-recyclable waste. We are looking forward to continuing our long-standing relationship with Cory and working with them over the next 30 years."

-ends-

For further information contact:

John Dawson, Exel plc +44 1344 744409

Notes to editors

Exel plc

Exel is the global leader in supply chain management, providing customer focused solutions to a wide range of manufacturing and retail industries. Exel's comprehensive range of innovative logistics solutions encompasses the complete supply chain from design and consulting through freight forwarding, warehousing and distribution services to integrated information management and e-commerce support.

Exel, a UK listed, FTSE 100 company, has turnover of over £4.5 billion (US$6.5 billion) and employs more than 60,000 people in 1,300 locations in over 120 countries worldwide. Exel's customers include over two thirds of the world's largest, quoted non-financial companies. More information is available at www.exel.com.

Cory Environmental

Cory Environmental is a wholly owned subsidiary of Exel plc, one of the largest logistics operations in the world. Cory Environmental has two main businesses in the UK. Cory Environmental Municipal Services Ltd provides municipal waste collection, recycling, street cleansing and ancillary services to eight local authorities under long-term contracts. Cory Environmental Waste Management is a leading provider of transport, transfer and disposal services. It has landfill capacity throughout the UK. Please visit the website at www.coryenvironmental.co.uk.

Re Directorate

(London, UK – 5 June 2002) – Exel, the world leader in supply chain solutions, announced today that Ian Smith, a main Board director of the Group, has become Chief Executive of Exel's Consumer, Retail and Healthcare operations in Europe. In taking his new role, Ian will relinquish his former responsibilities as Group Commercial Director and Chief Executive, Automotive. Bruce Edwards, a fellow main Board director and Chief Executive of Exel's Consumer, Retail and Healthcare in the Americas will add responsibility for the Group's global Automotive activities. Graham Fish has been appointed Group Commercial Director.

Commenting on the new management appointments, John Allan, Exel's Chief Executive, said: "Now that two years have passed since the merger, and with the Group performing well, I have taken the opportunity to rebalance the portfolios of a number of our senior managers. These changes will provide them with new challenges and support the development of Exel's global capabilities."

-ends-

For more information, please contact:
John Dawson +44 1344 744409
Director of Corporate Affairs

Notes to Editors - About Exel
Exel is the global leader in supply chain management, providing customer focused solutions to a wide range of manufacturing and retail industries. Exel's comprehensive range of innovative logistics solutions encompasses the complete supply chain from design and consulting through freight forwarding, warehousing and distribution services to integrated information management and e-commerce support.

Exel, a UK listed, FTSE 100 company, has turnover of over £4.5 billion (US$6.5 billion) and employs more than 60,000 people in 1,300 locations in over 120 countries worldwide. Exel's customers include over two thirds of the world's largest, quoted non-financial companies. More information is available at www.exel.com.

exel



Financial releases

EXEL ANNOUNCES RENEWAL OF SAFEWAY BUSINESS
05/06/2002

(London, UK, 05 June 2002) Exel, the world leader in supply chain ma has announced today the successful renewal of contracts at all Exel o locations for Safeway, the leading UK retailer.

The five new contracts at Tamworth, Coventry, Heathrow, Droitwich a on Tees, totalling approximately £60 million per annum, range from t years and confirm the strong relationship that Exel and Safeway enjo been based on the close partnership that Safeway fosters with its thir logistics providers, a strong performance track record and continuous over many years. The new contracts will build on this relationship and significant job security for employees at these locations.

The contract renewals are the latest piece of good news for these site recently had their own individual successes. In March 2002 the Coven Tamworth sites both gained Investors in People accreditation as part ongoing drive to achieve this award at all of its logistics locations. In sites recently received Royal Society for Prevention of Accidents awar Droitwich leading the way with gold.

Guy Elliott, Managing Director for Exel's Retail and Consumer Food se commented: "Exel enjoys a very special relationship with Safeway. Th renewals for all of our sites will enable us to continue to demonstrate of Exel's approach and service offering, central to which is employee By investing in our people and cultivating a positive service culture w to innovate and improve the services we offer to Safeway; we also ai our offering of a wider range of global logistics services that will meet Safeway and other major UK retailers in the future."

Mike Sturt, Head of Logistics Development for Safeway said: "We are extend our long standing relationship with Exel who continues to be o major third party partners. We look forward to enjoying the benefits c with a global partner as we extend our influence upstream."

-ends-

For more information, please contact:

Rebecca Salt / Nicola Pitt
Exel Press Office
01908 244139 / 244011
rebecca.salt@exel.com

John Dawson
Corporate Affairs
01344 744409
john.dawson@exel.com

Notes to Editors - Exel

Exel is the global leader in supply chain management, providing custc solutions to a wide range of manufacturing and retail industries. Exel': comprehensive range of innovative logistics solutions encompasses th supply chain from design and consulting through freight forwarding, v and distribution services to integrated information management and є support.

Exel, a UK listed, FTSE 100 company, has turnover of over £4.5 billior billion) and employs more than 60,000 people in 1,300 locations in ov countries worldwide. Exel's customers include over two thirds of the v quoted non-financial companies. More information is available at www

For more information, please visit our global press contacts area.

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12:40 05 Jun RNS-REG-Exel PLC <EXL.L> Notice of Results

RNS Number:8170W
Exel PLC
5 June 2002

Notice of Interim Results

The interim results for the half-year ending 30 June 2002 will be announced to the London Stock Exchange on Monday 29 July 2002.

END

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Wednesday, 5 June 2002 12:40:55
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EXEL AND INTERBREW ANNOUNCE AGREEMENT TO OUTSOURCE LOGISTICS ACTIVITIES
Proposed contract worth around £500m

(London, 10 June 2002) – Exel, the world leader in supply chain management, today confirmed that Interbrew has announced its intention to outsource to Exel's Tradeteam business the ongoing development and operation of its UK retail drinks distribution network.

Tradeteam will provide services to Interbrew UK until at least 2010, and the agreement is expected to have a total turnover of around £500m over the life of the contract. The deal will be subject to relevant regulatory clearances and finalisation of detailed commercial terms but it is expected that as part of the deal approximately 1,500 Interbrew employees will transfer to Tradeteam.

The decision supports Interbrew's focus on its core sales, marketing and brewing activities in the UK. The proposed agreement with Tradeteam will provide Interbrew with enhanced distribution capabilities and help drive significant performance efficiencies that will underpin the success of the business going forward. It is expected that outsourcing secondary distribution operations to Tradeteam, the leading specialist drinks logistics operator, will allow Interbrew to focus on developing the strong position of its leading brands.

The award confirms Tradeteam's position as the leading independent drinks distributor in the UK and will continue to support Tradeteam's role in providing a competitive independent route to market.

Stewart Gilliland, Chief Executive of Interbrew, UK and Ireland commented: "Exel's Tradeteam has established itself as the leading independent distributor in the UK market. This deal recognises Tradeteam's strengths and will allow Interbrew to generate significant improvements in performance in our core activities."

Graham Fish, Group Commercial Director for Exel added: "Tradeteam has been a strong example of how customer focus and innovation has created significant value for our customers. This agreement with Interbrew confirms Tradeteam's leading role in creating competition and efficiency in the industry."

-ends-

For more information, please contact:

Rebecca Salt / Nicola Pitt
Exel Press Office
01908 244139 / 244011
rebecca.salt@exel.com

John Dawson
Director of Corporate Affairs
01344 744344
john.dawson@exel.com

Notes to Editors

1. This change in distribution arrangements will not affect any customers who currently receive deliveries direct from IUK breweries. For example, supermarkets and major wholesalers.
2. Secondary Distribution operations are comprised of the IUK depot network (including depot based Primary Transport) and the IUK Technical Services department (responsible for fleet acquisition, management and servicing).

About Exel

Exel is the global leader in supply chain management, providing customer focused solutions to a wide range of manufacturing and retail industries. Exel's comprehensive range of innovative logistics solutions encompasses the complete supply chain from design and consulting through freight forwarding, warehousing and distribution services to integrated information management and e-commerce support.

Exel, a UK listed, FTSE 100 company, has turnover of over £4.5 billion (US$6.5 billion) and employs more than 60,000 people in 1,300 locations in over 120 countries worldwide. Exel's customers include over two thirds of the world's largest, quoted non-financial companies. More information is available at www.exel.com.

Tradeteam is a joint venture company with Coors Brewers and is one of the UK's leading, independent supply chain providers to the drinks industry, delivering to over 29,000 outlets, some eight million barrels of beer nationally and employs 2,200 people across 38 sites.

About Interbrew

Interbrew - *The World's Local Brewer*©

Interbrew, World's Local Brewer©, is The Leading Consolidator in the world beer industry. The company is headquartered in Belgium and employs over 37,000 people worldwide. The strategy of Interbrew, The World's Local Brewer©, is to build strong local platforms in the major beer markets around the world. In the markets where it operates, Interbrew is respectful of the local heritage and tradition of the beer industry and helps the local management grow its business. "The World's Local Brewer©" strategy is based on four pillars: first strengthening the local brands (in many cases market leader, such as Jupiler© in Belgium), thereafter introducing international premium and specialty brands including Stella Artois©, Beck's©, Hoegaarden©, Leffe© and Bass© Ale. Finally, Interbrew brings considerable best practices to its local platforms and continues to develop the local operations both organically and through selective acquisitions. In total, more than 200 Interbrew brands are sold in over 120 countries. Visit web site www.interbrew.com for more information on Interbrew.

Exel Maintains Positive Trading Outlook for 2002

(London, 24 June 2002) Exel, the world leading supply chain management business, has today issued a brief trading update, ahead of the commencement of the close period preceding the Group's interim results announcement on 29 July 2002. Exel will be hosting a conference call for all interested parties, details of which are appended to this announcement.

Exel has continued to make progress during the first five months of 2002 and reconfirms that the Group expects to meet full year market expectations for good profit growth in 2002. During the first five months of the year Exel continued to secure new business across all its industry sectors. The rate of renewals has also remained strong and the Group continues to enjoy a healthy new business pipeline. As a result medium term growth expectations remain positive.

--ends--

John Coghlan (Deputy CEO & Finance Director) and John Dawson (Director of Corporate Affairs) will be hosting a conference call at 1:00pm (UK time) on Wednesday, 26 June:

- Dial in number from the UK is: 0845 200 3471
- Dial in number from outside the UK is: +44 1452 542 300
- Ask the operator to connect you to the 'Exel conference call'.

If you are unable to join the call live, an Encore facility will be available for you to listen to a recording for 7 days after the call:

- Encore Replay Access Code No. 617766
- UK Freephone Dial in: 0800 953 1533
- From outside the UK Dial in: +44 1452 55 00 00
- USA Toll Free Dial in: 1 866 276 1167 or 1 866 247 4222 (back-up)

A transcription of the call will be made available on Exel's website as soon as possible after the call.

At other times please contact:

John Dawson +44 1344 744409
Director of Corporate Affairs